082-04835

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

SUPPL

Interim Financial Statements

Quarter and nine-month period ended September 30, 2006

dw 11/22

Deloitte.

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ สอบบัญชี จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120
โทร : 66 (0) 2676 5700
แฟกซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Audit Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand
Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at September 30, 2006, and the related consolidated and the Bank's statements of income for the quarters and nine-month periods ended September 2006 and 2005, and the related consolidated and the Bank's statements of changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2006 and 2005. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2005, and expressed an unqualified opinion in our report dated February 23, 2006. The consolidated and the Bank's balance sheets as at December 31, 2005, presented herein for comparison, have been derived from such financial statements which have been audited and reported upon. We have not performed any other audit procedures subsequent to such report date.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
November 9, 2006

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at September 30, 2006, and the related consolidated and the Bank's statements of income for the quarters and nine-month periods ended September 2006 and 2005, and the related consolidated and the Bank's statements of changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2006 and 2005. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2005, and expressed an unqualified opinion in our report dated February 23, 2006. The consolidated and the Bank's balance sheets as at December 31, 2005, presented herein for comparison, have been derived from such financial statements which have been audited and reported upon. We have not performed any other audit procedures subsequent to such report date.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
November 9, 2006

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2006	As at December 31, 2005	As at September 30, 2006	As at December 31, 2005
ASSETS				
CASH	30,642,892	34,221,506	30,576,334	34,152,170
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	9,198,980	7,149,515	8,626,931	6,484,866
Non-interest bearing	4,147,742	10,880,955	4,120,714	10,779,320
Foreign items				
Interest bearing	153,828,239	103,969,918	153,090,272	101,699,807
Non-interest bearing	4,921,265	7,905,536	4,683,036	7,689,276
Total interbank and money market items, net	172,096,226	129,905,924	170,520,953	126,653,269
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	6,000,000	5,100,000	6,000,000	5,100,000
INVESTMENTS (Note 5.2)				
Current investments, net	118,391,563	141,820,397	117,318,335	140,891,704
Long-term investments, net	176,418,746	163,979,476	175,397,723	162,451,226
Investments in subsidiaries and associated companies, net	212,275	232,901	7,079,659	6,760,111
Total investments, net	295,022,584	306,032,774	299,795,717	310,103,041
LOANS AND ACCRUED INTEREST RECEIVABLE (Note 5.3)				
Loans	957,224,803	910,476,342	955,703,212	912,003,362
Accrued interest receivable	3,070,295	2,079,935	3,084,834	2,087,658
Total loans and accrued interest receivable	960,295,098	912,556,277	958,788,046	914,091,020
Less Allowance for doubtful accounts (Note 3)	(66,434,304)	(71,432,998)	(66,153,232)	(71,137,336)
Less Revaluation allowance for debt restructuring	(7,548,613)	(8,445,314)	(7,548,613)	(8,445,314)
Total loans and accrued interest receivable, net	886,312,181	832,677,965	885,086,201	834,508,370
PROPERTIES FORECLOSED, NET	44,107,843	46,804,020	37,046,354	39,634,863
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	550,632	621,362	550,632	621,362
PREMISES AND EQUIPMENT, NET	31,761,848	33,083,120	31,590,488	32,893,951
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	2,551,955	1,705,794	2,514,665	1,675,369
LEASEHOLDS, NET	2,008,118	2,150,605	2,001,760	2,143,399
OTHER ASSETS, NET	7,890,052	6,538,474	6,863,034	5,535,346
TOTAL ASSETS	1,478,944,331	1,398,841,544	1,472,546,138	1,393,021,140

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2006	As at December 31, 2005	As at September 30, 2006	As at December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	1,117,396,576	1,070,115,172	1,117,768,354	1,070,328,389
Deposits in foreign currencies	106,747,831	93,385,994	100,094,935	86,201,851
Total deposits	1,224,144,407	1,163,501,166	1,217,863,289	1,156,530,240
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	12,804,617	10,737,847	12,840,807	10,737,846
Non-interest bearing	2,315,958	4,050,738	2,319,120	4,071,505
Foreign items				
Interest bearing	30,640,481	27,333,322	30,525,002	27,111,466
Non-interest bearing	3,302,162	2,204,873	3,333,711	2,251,769
Total interbank and money market items, net	49,063,218	44,326,780	49,018,640	44,172,586
LIABILITIES PAYABLE ON DEMAND	5,046,994	4,822,937	5,008,725	4,773,250
BORROWINGS (Note 5.4)				
Short-term borrowings	10,907,212	-	10,907,212	-
Long-term borrowings	10,043,071	21,788,100	10,043,071	21,788,100
Total borrowings	20,950,283	21,788,100	20,950,283	21,788,100
BANK'S LIABILITIES UNDER ACCEPTANCES	550,632	621,362	550,632	621,362
INTEREST PAYABLE	9,637,990	2,911,646	9,592,808	2,864,593
SUNDRY CREDITORS	2,361,461	3,911,119	3,844,697	6,462,913
OTHER LIABILITIES	19,747,272	17,150,229	18,868,227	16,576,134
TOTAL LIABILITIES	1,331,502,257	1,259,033,339	1,325,697,301	1,253,789,178

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2006	As at December 31, 2005	As at September 30, 2006	As at December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 5.6)				
Registered share capital				
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	-	39,983,450	-
3,998,213,345 ordinary shares of Baht 10 each	-	39,982,133	-	39,982,133
1,655,000 preferred shares of Baht 10 each	16,550	-	16,550	-
1,786,655 preferred shares of Baht 10 each	-	17,867	-	17,867
Issued and paid-up share capital				
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	19,088,429	19,088,429
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	56,346,232	56,346,232
UNREALIZED INCREMENT PER LAND APPRAISAL	10,192,264	10,192,264	10,192,264	10,192,264
UNREALIZED INCREMENT PER PREMISES APPRAISAL	7,528,403	8,266,505	7,528,403	8,266,505
FOREIGN EXCHANGE ADJUSTMENT	(442,568)	1,207,806	(442,568)	1,207,806
UNREALIZED GAINS ON INVESTMENT	11,104,119	11,253,105	11,104,119	11,253,105
UNREALIZED LOSSES ON INVESTMENT	(1,931,876)	(1,836,057)	(1,931,876)	(1,836,057)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	45,400	45,400
RETAINED EARNINGS (Note 5.7)				
Appropriated				
Legal reserves	11,000,000	10,000,000	11,000,000	10,000,000
Other reserves	26,500,000	15,000,000	26,500,000	15,000,000
Unappropriated	7,418,434	9,668,278	7,418,434	9,668,278
TOTAL	146,848,837	139,231,962	146,848,837	139,231,962
MINORITY INTEREST	593,237	576,243	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	147,442,074	139,808,205	146,848,837	139,231,962
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,478,944,331	1,398,841,544	1,472,546,138	1,393,021,140

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2006	As at December 31, 2005	As at September 30, 2006	As at December 31, 2005
OFF-BALANCE SHEET ITEMS-				
CONTINGENCIES (Note 5.8)				
AVALS TO BILLS AND GUARANTEES				
OF LOANS	9,948,683	11,557,489	9,899,333	11,487,511
LIABILITY UNDER UNMATURED				
IMPORT BILLS	10,785,945	10,268,535	10,595,435	10,068,445
LETTERS OF CREDIT	30,011,020	29,809,990	29,380,392	29,343,702
OTHER CONTINGENCIES	727,522,009	628,911,579	724,610,512	626,704,359

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30, 2006 AND 2005

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
INTEREST AND DIVIDEND INCOME				
Interest on loans	14,561,826	10,524,746	14,542,980	10,497,419
Interest on interbank and money market items	2,235,014	1,005,070	2,216,296	983,874
Investments	3,434,529	2,617,802	3,376,808	2,591,891
Total interest and dividend income	20,231,369	14,147,618	20,136,084	14,073,184
INTEREST EXPENSES				
Interest on deposits	8,233,159	2,795,560	8,190,538	2,752,822
Interest on interbank and money market items	370,696	234,383	365,775	229,602
Interest on short-term borrowings	383,422	17,203	386,831	17,203
Interest on long-term borrowings	390,992	947,311	390,992	947,311
Total interest expenses	9,378,269	3,994,457	9,334,136	3,946,938
NET INTEREST AND DIVIDEND INCOME	10,853,100	10,153,161	10,801,948	10,126,246
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 3)	1,738,542	814,775	1,729,903	804,698
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(517,252)	243,129	(517,252)	243,129
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	9,631,810	9,095,257	9,589,297	9,078,419
NON-INTEREST INCOME				
Gain (loss) on investments, net	381,653	(1,188,665)	366,497	(1,188,122)
Equity in undistributed net income of subsidiaries and associated companies	8,084	77,458	55,030	132,330
Fees and service income				
Acceptances, aval and guarantees	40,080	47,417	40,080	47,417
Others	3,932,367	3,695,698	3,725,963	3,471,382
Gain on exchange, net	949,939	662,057	934,440	649,548
Gain on disposal of assets	293,752	172,276	293,930	171,431
Other income	301,605	407,639	288,582	305,657
Total non-interest income	5,907,480	3,873,880	5,704,522	3,589,643
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	15,539,290	12,969,137	15,293,819	12,668,062

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30, 2006 AND 2005

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
NON-INTEREST EXPENSES				
Personnel expenses	2,737,567	2,977,143	2,627,271	2,877,257
Premises and equipment expenses	1,462,541	1,358,807	1,428,592	1,323,004
Taxes and duties	719,070	596,582	675,095	562,740
Fees and service expenses	808,542	676,420	796,720	658,851
Directors' remuneration	11,939	12,051	10,950	11,150
Contributions to the Financial Institutions Development Fund	1,163,300	1,110,058	1,163,300	1,110,058
Loss on assets transferred to TAMC (Note 5.3.3)	2,760,855	-	2,760,855	-
Other expenses	1,089,064	1,101,207	1,051,761	1,024,068
Total non-interest expenses	10,752,878	7,832,268	10,514,544	7,567,128
INCOME BEFORE INCOME TAX	4,786,412	5,136,869	4,779,275	5,100,934
INCOME TAX EXPENSES	539,305	302,441	546,614	284,720
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	4,247,107	4,834,428	4,232,661	4,816,214
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	14,446	18,214	-	-
NET INCOME	4,232,661	4,816,214	4,232,661	4,816,214
BASIC EARNINGS PER SHARE BAHT	2.22	2.52	2.22	2.52
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES THOUSAND SHARES	1,908,843	1,908,711	1,908,843	1,908,711

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
INTEREST AND DIVIDEND INCOME				
Interest on loans	40,725,899	29,865,245	40,672,525	29,686,514
Interest on interbank and money market items	5,716,981	3,106,655	5,651,951	3,063,709
Hire purchase and financial lease income	-	202	-	-
Investments	9,490,569	7,560,175	9,312,311	7,478,911
Total interest and dividend income	55,933,449	40,532,277	55,636,787	40,229,134
INTEREST EXPENSES				
Interest on deposits	19,712,102	8,100,214	19,586,257	7,963,282
Interest on interbank and money market items	1,204,361	576,202	1,182,885	559,736
Interest on short-term borrowings	819,899	57,156	832,149	57,156
Interest on long-term borrowings	1,502,699	2,773,216	1,502,699	2,773,216
Total interest expenses	23,239,061	11,506,788	23,103,990	11,353,390
NET INTEREST AND DIVIDEND INCOME	32,694,388	29,025,489	32,532,797	28,875,744
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 3)	3,714,067	3,265,042	3,686,891	3,229,971
LOSS ON DEBT RESTRUCTURING (REVERSAL)	304,308	(125,340)	304,308	(125,340)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	28,676,013	25,885,787	28,541,598	25,771,113
NON-INTEREST INCOME				
Gain (loss) on investments, net	2,377,559	(828,089)	1,530,480	(826,129)
Equity in undistributed net income of subsidiaries and associated companies	74,903	256,679	759,110	469,062
Fees and service income				
Acceptances, aval and guarantees	113,565	130,945	113,565	130,920
Others	11,504,837	10,624,925	10,819,375	9,945,299
Gain on exchange, net	2,701,186	2,157,726	2,660,422	2,130,546
Gain on disposal of assets	1,056,030	390,169	1,062,780	385,448
Other income	598,779	1,081,031	591,822	819,680
Total non-interest income	18,426,859	13,813,386	17,537,554	13,054,826
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	47,102,872	39,699,173	46,079,152	38,825,939

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	**2005**	**2006**	**2005**
NON-INTEREST EXPENSES				
Personnel expenses	8,219,264	7,820,316	7,844,135	7,520,877
Premises and equipment expenses	4,613,844	4,057,271	4,507,837	3,944,881
Taxes and duties	2,273,952	1,927,447	2,199,645	1,861,560
Fees and service expenses	2,471,753	1,851,982	2,439,789	1,792,503
Directors' remuneration	42,864	46,080	40,050	40,930
Contributions to the Financial Institutions Development Fund	3,339,614	3,351,715	3,339,614	3,347,265
Loss on assets transferred to TAMC (Note 5.3.3)	2,760,855	-	2,760,855	-
Other expenses	4,806,510	3,864,328	4,578,972	3,640,212
Total non-interest expenses	28,528,656	22,919,139	27,710,897	22,148,228
INCOME BEFORE INCOME TAX	18,574,216	16,780,034	18,368,255	16,677,711
INCOME TAX EXPENSES	4,700,976	340,670	4,561,305	284,720
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	13,873,240	16,439,364	13,806,950	16,392,991
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	66,290	46,373	-	-
NET INCOME	13,806,950	16,392,991	13,806,950	16,392,991
BASIC EARNINGS PER SHARE BAHT	7.23	8.59	7.23	8.59
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES THOUSAND SHARES	1,908,843	1,908,711	1,908,843	1,908,711

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS													
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Retained Earnings Unappropriated	Minority Interest	Total
Beginning balance as at January 1, 2005	19,087,112	1,317	56,346,232	10,200,890	4,315,536	592,347	9,166,240	(1,581,998)	-	2,000,000	5,000,000	9,838,228	284,996	115,250,900
Unrealized increment per premises appraisal	-	-	-	(8,626)	4,180,145	-	-	-	-	-	-	-	-	4,171,519
Unrealized gains (losses) on investment	-	-	-	-	-	-	1,077,765	380,894	-	-	-	-	-	1,458,659
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	-	-	-	-	-	-	-	-	45,400	-	-	-	-	45,400
Foreign exchange adjustment	-	-	-	-	-	583,723	-	-	-	-	-	-	-	583,723
Net gain (loss) not recognised in the statement of income	-	-	-	(8,626)	4,180,145	583,723	1,077,765	380,894	45,400	-	-	-	-	6,259,301
Net income	-	-	-	-	-	-	-	-	-	-	-	16,392,991	-	16,392,991
Appropriation for the previous year														
Dividends paid (Note 5.7)	-	-	-	-	-	-	-	-	-	-	-	(1,908,711)	-	(1,908,711)
Legal reserve (Note 5.7)	-	-	-	-	-	-	-	-	-	4,000,000	-	(4,000,000)	-	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-	-	-	-	3,500,000	(3,500,000)	-	-
Appropriation for the current year														
Dividends paid (Note 5.7)	-	-	-	-	-	-	-	-	-	-	-	(1,431,533)	-	(1,431,533)
Legal reserve (Note 5.7)	-	-	-	-	-	-	-	-	-	4,000,000	-	(4,000,000)	-	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-	-	-	-	6,500,000	(6,500,000)	-	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	-	682,187	-	682,187
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	-	8,197	-	8,197
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	277,084	277,084
Ending balance as at September 30, 2005	19,087,112	1,317	56,346,232	10,192,264	8,495,681	1,176,070	10,244,005	(1,201,104)	45,400	10,000,000	15,000,000	5,581,359	562,080	135,530,416
Beginning balance as at January 1, 2006	19,088,429	-	56,346,232	10,192,264	8,266,505	1,207,806	11,253,105	(1,836,057)	45,400	10,000,000	15,000,000	9,668,278	576,243	139,808,205
Unrealized increment per premises appraisal	-	-	-	-	(738,102)	-	-	-	-	-	-	-	-	(738,102)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(148,986)	(95,819)	-	-	-	-	-	(244,805)
Foreign exchange adjustment	-	-	-	-	-	(1,650,374)	-	-	-	-	-	-	-	(1,650,374)
Net gain (loss) not recognised in the statement of income	-	-	-	-	(738,102)	(1,650,374)	(148,986)	(95,819)	-	-	-	-	-	(2,633,281)
Net income	-	-	-	-	-	-	-	-	-	-	-	13,806,950	-	13,806,950
Appropriation for the previous year														
Dividends paid (Note 5.7)	-	-	-	-	-	-	-	-	-	-	-	(2,386,053)	-	(2,386,053)
Legal reserve (Note 5.7)	-	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-	-	-	-	6,500,000	(6,500,000)	-	-
Appropriation for the current year														
Dividends paid (Note 5.7)	-	-	-	-	-	-	-	-	-	-	-	(1,908,843)	-	(1,908,843)
Legal reserve (Note 5.7)	-	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	-	676,514	-	676,514
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	-	61,588	-	61,588
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	16,994	16,994
Ending balance as at September 30, 2006	19,088,429	-	56,346,232	10,192,264	7,528,403	(442,568)	11,104,119	(1,931,876)	45,400	11,000,000	26,500,000	7,418,434	593,237	147,442,074

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

"UNAUDITED"

Baht : '000

THE BANK'S FINANCIAL STATEMENTS

	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Unappropriated	Total
Beginning balance as at January 1, 2005	19,087,112	1,317	56,346,232	10,200,890	4,315,536	592,347	9,166,240	(1,581,998)	-	2,000,000	5,000,000	9,838,228	114,965,904
Unrealized increment per premises appraisal	-	-	-	(8,626)	4,180,145	-	-	-	-	-	-	-	4,171,519
Unrealized gains (losses) on investment	-	-	-	-	-	-	1,077,765	380,894	-	-	-	-	1,458,659
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	-	-	-	-	-	-	-	-	45,400	-	-	-	45,400
Foreign exchange adjustment	-	-	-	-	-	583,723	-	-	-	-	-	-	583,723
Net gain (loss) not recognised in the statement of income	-	-	-	(8,626)	4,180,145	583,723	1,077,765	380,894	45,400	-	-	-	6,259,301
Net income	-	-	-	-	-	-	-	-	-	-	-	16,392,991	16,392,991
Appropriation for the previous year													
Dividends paid (Note 5.7)	-	-	-	-	-	-	-	-	-	-	-	(1,908,711)	(1,908,711)
Legal reserve (Note 5.7)	-	-	-	-	-	-	-	-	-	4,000,000	-	(4,000,000)	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-	-	-	-	3,500,000	(3,500,000)	-
Appropriation for the current year													
Dividends paid (Note 5.7)	-	-	-	-	-	-	-	-	-	-	-	(1,431,533)	(1,431,533)
Legal reserve (Note 5.7)	-	-	-	-	-	-	-	-	-	4,000,000	-	(4,000,000)	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-	-	-	-	6,500,000	(6,500,000)	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	-	682,187	682,187
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	-	8,197	8,197
Ending balance as at September 30, 2005	19,087,112	1,317	56,346,232	10,192,264	8,495,681	1,176,070	10,244,005	(1,201,104)	45,400	10,000,000	15,000,000	5,581,359	134,968,336
Beginning balance as at January 1, 2006	19,088,429	-	56,346,232	10,192,264	8,266,505	1,207,806	11,253,105	(1,836,057)	45,400	10,000,000	15,000,000	9,668,278	139,231,962
Unrealized increment per premises appraisal	-	-	-	-	(738,102)	-	-	-	-	-	-	-	(738,102)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(148,986)	(95,819)	-	-	-	-	(244,805)
Foreign exchange adjustment	-	-	-	-	-	(1,650,374)	-	-	-	-	-	-	(1,650,374)
Net gain (loss) not recognised in the statement of income	-	-	-	-	(738,102)	(1,650,374)	(148,986)	(95,819)	-	-	-	-	(2,633,281)
Net income	-	-	-	-	-	-	-	-	-	-	-	13,806,950	13,806,950
Appropriation for the previous year													
Dividends paid (Note 5.7)	-	-	-	-	-	-	-	-	-	-	-	(2,386,053)	(2,386,053)
Legal reserve (Note 5.7)	-	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-	-	-	-	6,500,000	(6,500,000)	-
Appropriation for the current year													
Dividends paid (Note 5.7)	-	-	-	-	-	-	-	-	-	-	-	(1,908,843)	(1,908,843)
Legal reserve (Note 5.7)	-	-	-	-	-	-	-	-	-	500,000	-	(500,000)	-
Other reserves (Note 5.7)	-	-	-	-	-	-	-	-	-	-	5,000,000	(5,000,000)	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	-	676,514	676,514
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	-	61,588	61,588
Ending balance as at September 30, 2006	19,088,429	-	56,346,232	10,192,264	7,528,403	(442,568)	11,104,119	(1,931,876)	45,400	11,000,000	26,500,000	7,418,434	146,848,837

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	13,806,950	16,392,991	13,806,950	16,392,991
Items to reconcile net income to cash received (paid) from operating activities				
Depreciation and amortization expenses	834,536	1,541,561	768,661	1,473,857
Bad debt and doubtful accounts	3,714,067	3,265,042	3,686,891	3,229,971
Loss on debt restructuring (reversal)	304,308	(125,340)	304,308	(125,340)
Gain on foreign exchange	(424,008)	(1,002,475)	(424,923)	(999,696)
Unrealized loss (gain) on revaluation of trading securities	3,054	2,936	(1,819)	2,446
Unrealized loss on transfer of investment	13,947	-	20,125	-
Gain on disposal of securities for investment	(2,689,442)	(1,256,252)	(1,864,272)	(1,256,235)
Loss on impairment of investments	338,548	2,090,459	338,548	2,090,459
Loss on assets transferred to TAMC	2,760,855	-	2,760,855	-
Equity in undistributed net income of subsidiaries and associated companies	(74,903)	(256,679)	(759,110)	(469,062)
Dividend income from subsidiaries and associated companies	95,743	5,752	156,448	23,157
Loss on impairment of properties foreclosed	1,782,198	715,579	1,639,091	706,515
Gain on reversal of impairment of properties foreclosed	-	(10,017)	-	-
Gain on disposal of premises and equipment	(19,669)	(4,849)	(18,121)	(2,030)
Loss on revaluation of land and premises	-	25,402	-	25,402
Loss on impairment of other assets	94,021	84,637	94,021	83,979
Provisions for contingencies expenses	387,907	252,397	387,907	252,397
Increase in accrued interest receivable and dividend income	(2,543,890)	(465,742)	(2,545,196)	(559,966)
Decrease (increase) in other accrued receivable	7,638	85,911	(1,160)	204,984
Increase in accrued interest payable	6,726,344	21,674	6,728,215	27,128
Increase in other accrued expenses	1,483,180	2,622,512	1,460,811	2,625,486
Minority interest in net income of subsidiaries	66,290	46,373	-	-
Income from operations before changes in operating assets and liabilities	26,667,674	24,031,872	26,538,230	23,726,443

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Decrease (increase) in operating assets				
Interbank and money market items	(41,626,937)	26,295,740	(43,303,481)	27,828,100
Securities purchased under resale agreements	(900,000)	13,650,000	(900,000)	13,630,000
Current investments - trading securities	(26,369,537)	(12,030,785)	(26,317,778)	(11,824,212)
Loans	(60,106,926)	(36,247,639)	(57,053,199)	(35,268,717)
Properties foreclosed	4,966,034	2,055,065	5,001,473	2,226,880
Other assets	(1,334,666)	2,704,279	(1,301,978)	2,985,302
Increase (decrease) in operating liabilities				
Deposits	60,643,241	(16,588,880)	61,333,049	(18,415,210)
Interbank and money market items	4,736,438	15,783,469	4,846,054	15,731,293
Liabilities payable on demand	224,057	42,831	235,476	291,166
Securities sold under repurchase agreements	-	2,000,000	-	2,000,000
Short-term borrowings	1,200,000	-	1,200,000	-
Other liabilities	(2,854,119)	3,245,827	(4,062,557)	2,651,538
Net cash provided by (used in) operating activities	(34,754,741)	24,941,779	(33,784,711)	25,562,583
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(77,165,177)	(97,602,497)	(76,719,687)	(97,275,743)
Proceeds from disposal of available for sale securities	98,233,874	82,635,243	96,940,946	82,399,678
Purchase of held to maturity debt securities	(35,597,586)	(48,623,327)	(34,876,761)	(48,456,636)
Proceeds from redemption of held to maturity debt securities	51,925,167	55,033,920	51,011,932	54,430,348
Purchase of general investments	(1,007,568)	(1,278,974)	(1,007,568)	(1,278,974)
Proceeds from disposal of general investments	716,047	1,270,159	716,047	1,268,753
Proceeds from disposal of investments in subsidiaries and associated companies	-	2,075,992	-	2,076,148
Purchase of premises, equipment and leasehold	(1,596,182)	(1,210,207)	(1,574,440)	(1,178,702)
Proceeds from disposal of premises, equipment	107,446	10,349	104,766	7,459
Net cash provided by (used in) investing activities	35,616,021	(7,689,342)	34,595,235	(8,007,669)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash received from issuance of common stock and premium of common stock from minority interests	-	321,339	-	-
Cash paid for subordinated bonds extinguishment	-	(1,088,810)	-	(1,088,810)
Cash paid for subordinated convertible bonds extinguishment	-	(4,388,500)	-	(4,388,500)
Cash paid for subordinated debentures cum preferred shares	-	(13,164,183)	-	(13,164,183)
Dividend paid	(4,294,896)	(3,340,245)	(4,294,896)	(3,340,245)
Dividend paid for minority interest	(49,296)	(14,895)	-	-
Net cash used in financing activities	(4,344,192)	(21,675,294)	(4,294,896)	(21,981,738)
Effect on cash due to changes in the exchange rates	(95,702)	(2,992)	(91,464)	(8,588)
Net decrease in cash	(3,578,614)	(4,425,849)	(3,575,836)	(4,435,412)
Cash as at January 1,	34,221,506	30,553,309	34,152,170	30,455,876
Cash as at September 30,	30,642,892	26,127,460	30,576,334	26,020,464

Notes to the financial statements form an integral part of these interim financial statements

1. REGULATORY REQUIREMENTS

1.1 Allowance for doubtful accounts

The Bank of Thailand (BOT) requires banks to categorize their loan portfolios and set up the allowance for doubtful accounts on an account-by-account basis, or alternatively, on a customer basis, which is more stringent. In this respect, the Bank has adopted the more stringent requirement to classify loans on a customer basis. The Bank classifies all loans belonging to one customer at the lowest quality category of such customer as well as setting up the allowance for doubtful accounts according to six loan portfolio categories at the required rate. The BOT's guidelines require banks to establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. In addition, the guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. In addition, in 2002, the BOT had announced the new guidelines on qualitative loan review regarding the amendment of the notification of qualitative review of loans and commitments, and its related reports dated September 20, 2002 and issued an additional amendment of the qualitative loan review guidelines per the notification dated March 31, 2003. The notification requires the Bank to perform reviews of all loans which have outstanding balance as at the end of the calendar year (except loans that have been brought to and finalized by the court and new loans that are approved within the end of the calendar year). The notification also provides an alternative loan review for loans that have outstanding balance less than Baht 20 million as at the end of the calendar year by using statistical methods.

In 2006, the BOT had cancelled the above guidelines per the notification dated September 20, 2002 and March 31, 2003 and announced new guidelines on qualitative loan review according to the notification of qualitative review of loans and commitments, and its related reports dated March 24, 2006. As at September 30, 2006, the Bank is performing loan reviews in accordance with the Bank's annual loan review plan and the new applicable BOT's guidelines.

Furthermore, the BOT has also issued several additional guidelines to clarify these guidelines, such as those for the basis for debt restructuring and collateral appraisal of financial institutions, worthless or irrecoverable assets or assets with doubtful recoverability value including reports required to be submitted to the BOT.

1.2 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and

other factors. The Bank believes that as at September 30, 2006 and December 31, 2005, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In July 2004, the Bank submitted a plan in accordance therewith to the Bank of Thailand for approval by the Ministry of Finance to sell the shares of the Bank in Bualuang Finance Company Limited to Asia Credit Public Company Limited according to the plan of Asia Credit Public Company Limited to apply for a full banking license.

In December 2004, Asia Credit Public Company Limited received approval from the Ministry of Finance to establish a commercial bank under the framework of the Financial Sector Master Plan.

In April 2005, the Bank sold all the shares that the Bank held in Bualuang Finance Company Limited to Asia Credit Public Company Limited.

In September 2005, the Bank reduced the shareholding portion in Asia Credit Public Company Limited such that the company is no longer an associated company and the remaining investments have been transferred to available-for-sale securities and general investments portfolio. Furthermore, the Bank will reduce the shareholding in the company according to the timeframe set by the Ministry of Finance.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance, and was renamed ACL Bank Public Company Limited.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at September 30, 2006 and December 31, 2005, the Bank has a total staff of 19,069 and 18,904, respectively.

2.1 The interim consolidated and the Bank's interim financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

Certain financial information which is normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2005.

The results of operations for the quarters and the nine-month periods ended September 30, 2006 and 2005 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The consolidated statement of income for the nine-month period ended September 30, 2005 include the accounts of all branches of the Bank and its seven subsidiaries and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The seven subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinnsuptawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, BBL Asset Management Company Limited, and Bualuang Securities Public Company Limited.

The interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2006, the consolidated statement of income for the quarter ended September 30, 2005, and the consolidated balance sheet as at December 31, 2005, include the accounts of all branches of the Bank and its six subsidiaries which are the above mentioned subsidiaries and excluded Bualuang Finance Company Limited due to the Bank having sold such investment in April 2005.

In addition, the interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2006 and 2005 and the consolidated balance sheet as at December 31, 2005 also include BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2006 and 2005 and the consolidated balance sheet as at December 31, 2005 do not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 190.4 million in their respective December 31, 2004 audited financial statements.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's interim financial statements for the quarter and the nine-month period ended September 30, 2006 include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the reviewed financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which was unreviewed. The Bank's interest in associated companies' equity was determined from the unreviewed financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which were determined from the December 31, 2005 audited financial statements.

The Bank's financial statements for the year ended December 31, 2005 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the audited financial statements of these companies except for the financial statements of Bualuang Finance Company Limited which was unaudited due to the Bank had sold such investments in April 2005. The Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies. The Bank recognized interest in Bualuang Finance Company Limited indirectly through Asia Credit Public Company Limited and interest in Asia Credit Public Company Limited which was determined from the reviewed financial statements until end of September 2005 due to the Bank having sold investment in Asia Credit Public Company Limited in such month (See Note 1.2).

The Bank's interim financial statements for the quarter and the nine-month period ended September 30, 2005 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the reviewed financial statements of these companies except for the financial statements of Bualuang Finance Company Limited which was unreviewed due to the Bank had sold such investments in April 2005 and for the financial statements of BBL Asset Management Company Limited which was unreviewed; the Bank's interest in associated companies' equity was determined from the unreviewed financial statements of these companies except for Asia Credit Public Company Limited.

2.4 The financial statements presented for comparison, have been reclassified to conform to the classifications used in the interim financial statements for the quarter and the nine-month period ended September 30, 2006 as follows :

- In the balance sheet as at December 31, 2005, the inter account balance item is now presented as part of other liabilities item in the consolidated and the Bank's financial statements amounting to Baht 4,136.9 million and Baht 4,149.7 million, respectively, which is previously presented separately.

- In the statements of cash flows for the nine-month period ended September 30, 2005, the damage claim expenses item is now presented as a part of the provisions for contingencies expenses item in the consolidated and the Bank's financial statements amounting to Baht 46.3 million and Baht 46.3 million, respectively; and the provisions for loss sharing from TAMC and other provisions which previously presented as a part of other liabilities item, is now presented as a part of the provisions for contingencies expenses item in the consolidated and the Bank's financial statements amounting to Baht 206.1 million and

Baht 206.1 million, respectively. In addition, the change in the negotiable certificates of deposit item is now presented as a part of the change in the deposit item in the consolidated and the Bank's financial statements amounting to Baht 218.4 million and Baht 237.4 million, respectively, which is previously presented separately.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

As at September 30, 2006 and December 31, 2005, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value dated August 23, 2004 to be Baht 40,272.0 million* and Baht 39,671.2 million,** respectively, in the consolidated financial statements and Baht 40,210.3 million* and Baht 39,620.1 million,** respectively, in the Bank's financial statements (See Note 5.3.1).

As at September 30, 2006 and December 31, 2005, the Bank and its subsidiaries recorded allowances for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 26,162.3 million and Baht 31,741.0 million, respectively, in the consolidated financial statements, and of Baht 25,942.9 million and Baht 31,496.4 million, respectively, in the Bank's financial statements (See Note 5.3.1).

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a net loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or allowance for doubtful accounts recorded in the previous period, whichever is the lower.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Bank applies accounting and calculation methods to the interim financial statements consistent with the most recent annual financial statements.

4.2 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank

* Excluding allowance for doubtful account of interbank and money market items amounting to Baht 87.4 million.

** Excluding allowance for doubtful account of interbank and money market items amounting to Baht 61.5 million.

recalculates the above-mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above-mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

4.3 Earnings per share

Basic earnings per share are calculated by dividing the net income by the average number of ordinary shares outstanding and issued during the period, weighted according to time and amount paid.

Diluted earnings per share are computed from adjusting the net income attributable to ordinary shares and the number of ordinary shares by the effect of dilutive potential ordinary share.

The Bank had issued convertible bonds, which were a part of Capital Augmented Preferred Securities (CAPS) (See Note 5.5), that gave bondholders the right to convert into ordinary shares. However, for the quarter and the nine-month period ended September 30, 2005, since the exercise price of the convertible bonds was higher than the average market value of the ordinary shares, calculation of the diluted earnings per share is not affected. For the quarter and the nine-month period ended September 30, 2006, the Bank had no convertible bonds, since the Bank redeemed all of the remaining amount of such convertible bonds, calculation of the diluted earnings per share is not affected.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information.

5.1.1 Cash paid for interest and income tax for the nine-month periods ended September 30, 2006 and 2005 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Interest	16,512.7	11,485.1	16,375.8	11,326.3
Income tax	5,051.9	418.8	4,909.9	262.7

5.1.2 Significant non-cash items for the nine-month periods ended September 30, 2006 and 2005 are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	FOR THE NINE-MONTH PERIODS ENDED		FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Unrealized gains on investment in shareholders' equity increase (decrease)	(149.0)	1,077.8	(149.0)	1,077.8
Unrealized losses on investment in shareholders' equity decrease (increase)	(95.8)	380.9	(95.8)	380.9
Investment increased from loan payment/loan sold				
Equity securities	247.3	2,879.8	247.3	2,879.8
Debt securities	-	256.6	-	256.6
Investment in convertible bonds converted to investment in common shares	-	284.4	-	284.4
Properties foreclosed increased from loan payment/ inactive assets	4,052.2	3,489.9	4,052.2	3,489.9
Unrealized increment per land and premises appraisal transferred to retained earnings	738.1	690.4	738.1	690.4
Unrealized increment per land and premises appraisal increased	-	5,120.6	-	5,120.6

5.2 Investments

5.2.1 As at September 30, 2006 and December 31, 2005, the Bank classified investments as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
Trading securities	5,605.0	116.1	5,490.8	49.0
Available-for-sale securities	196,440.3	196,903.2	195,714.2	196,081.8
Held-to-maturity debt securities	79,740.4	96,381.3	78,504.0	94,830.8
General investments	13,024.6	12,399.3	13,007.1	12,381.3
Investments in subsidiaries and associated companies (Note 5.2.2)	212.3	232.9	7,079.6	6,760.1
Total investments, net	295,022.6	306,032.8	299,795.7	310,103.0

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	5,608.3	3.9	(7.2)	5,605.0
Add (less) Revaluation allowance	(3.3)			-
Total	5,605.0			5,605.0
Available-for-sale securities	87,908.6	75.0	(233.4)	87,750.2
Add (less) Revaluation allowance	(158.4)			-
Less Allowance for impairment	-			-
Total	87,750.2			87,750.2
Held-to-maturity debt securities	25,036.4	40.3	(70.3)	25,006.4
Less Allowance for impairment	-			-
Total	25,036.4			25,006.4
Total current investments, net	118,391.6			118,361.6
Long-term investments				
Available-for-sale securities	102,423.5	11,016.6	(4,750.0)	108,690.1
Add (less) Revaluation allowance	9,323.5			-
Less Allowance for impairment	(3,056.9)			-
Total	108,690.1			108,690.1
Held-to-maturity debt securities	54,704.0	258.3	(516.5)	54,445.8
Less Allowance for impairment	-			-
Total	54,704.0			54,445.8
General investments				
Regular equity securities	10,490.9			18,468.1
Equity securities received through debt restructuring	5,424.6			6,854.5
Total	15,915.5			25,322.6
Add (less) Allowance for transfer of investments	7.0			-
Less Allowance for impairment	(2,897.9)			-
Total	13,024.6			25,322.6
Total long-term investments, net	176,418.7			188,458.5

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	117.1	0.1	(1.1)	116.1
Add (less) Revaluation allowance	(1.0)			-
Total	116.1			116.1
Available-for-sale securities	90,926.2	34.8	(362.7)	90,598.3
Add (less) Revaluation allowance	(327.9)			-
Less Allowance for impairment	-			-
Total	90,598.3			90,598.3
Held-to-maturity debt securities	51,106.0	109.9	(166.9)	51,049.0
Less Allowance for impairment	-			-
Total	51,106.0			51,049.0
Total current investments, net	141,820.4			141,763.4
Long-term investments				
Available-for-sale securities	99,310.4	11,204.8	(4,210.3)	106,304.9
Add (less) Revaluation allowance	9,731.5			-
Less Allowance for impairment	(2,737.0)			-
Total	106,304.9			106,304.9
Held-to-maturity debt securities	45,275.3	143.2	(841.3)	44,577.2
Less Allowance for impairment	-			-
Total	45,275.3			44,577.2
General investments				
Regular equity securities	9,788.1			12,078.1
Equity securities received through debt restructuring	5,483.3			7,604.0
Total	15,271.4			19,682.1
Add (less) Allowance for transfer of investments	13.5			-
Less Allowance for impairment	(2,885.6)			-
Total	12,399.3			19,682.1
Total long-term investments, net	163,979.5			170,564.2

Million Baht

	THE BANK'S FINANCIAL STATEMENTS SEPTEMBER 30, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	5,488.2	3.9	(1.3)	5,490.8
Add (less) Revaluation allowance	2.6			-
Total	5,490.8			5,490.8
Available-for-sale securities	87,493.6	74.9	(233.4)	87,335.1
Add (less) Revaluation allowance	(158.5)			-
Less Allowance for impairment	-			-
Total	87,335.1			87,335.1
Held-to-maturity debt securities	24,492.5	39.3	(69.1)	24,462.7
Less Allowance for impairment	-			-
Total	24,492.5			24,462.7
Total current investments, net	117,318.4			117,288.6
Long-term investments				
Available-for-sale securities	102,112.4	11,015.3	(4,748.6)	108,379.1
Add (less) Revaluation allowance	9,323.6			-
Less Allowance for impairment	(3,056.9)			-
Total	108,379.1			108,379.1
Held-to-maturity debt securities	54,011.5	248.9	(515.8)	53,744.6
Less Allowance for impairment	-			-
Total	54,011.5			53,744.6
General investments				
Regular equity securities	10,473.4			18,404.4
Equity securities received through debt restructuring	5,424.6			6,854.5
Total	15,898.0			25,258.9
Add (less) Allowance for transfer of investments	7.0			-
Less Allowance for impairment	(2,897.9)			-
Total	13,007.1			25,258.9
Total long-term investments, net	175,397.7			187,382.6

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	48.9	0.1	-	49.0
Add (less) Revaluation allowance	0.1			-
Total	49.0			49.0
Available-for-sale securities	90,691.5	33.9	(362.3)	90,363.1
Add (less) Revaluation allowance	(328.4)			-
Less Allowance for impairment	-			-
Total	90,363.1			90,363.1
Held-to-maturity debt securities	50,479.6	109.8	(166.7)	50,422.7
Less Allowance for impairment	-			-
Total	50,479.6			50,422.7
Total current investments, net	140,891.7			140,834.8
Long-term investments				
Available-for-sale securities	98,726.1	11,201.8	(4,209.2)	105,718.7
Add (less) Revaluation allowance	9,729.6			-
Less Allowance for impairment	(2,737.0)			-
Total	105,718.7			105,718.7
Held-to-maturity debt securities	44,351.2	129.2	(840.9)	43,639.5
Less Allowance for impairment	-			-
Total	44,351.2			43,639.5
General investments				
Regular equity securities	9,763.9			12,014.9
Equity securities received through debt restructuring	5,483.3			7,604.0
Total	15,247.2			19,618.9
Add (less) Allowance for transfer of investments	13.5			-
Less Allowance for impairment	(2,879.4)			-
Total	12,381.3			19,618.9
Total long-term investments, net	162,451.2			168,977.1

Investments classified in accordance with the notification of the BOT as at September 30, 2006 and December 31, 2005 are presented in Note 5.3.4.

As at September 30, 2006, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd., Sammitr motors manufacturing Co., Ltd., TPT Petrochemical Public Co., Ltd., and Tri Eagles Co., Ltd.

As at December 31, 2005, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd., Sammitr motors manufacturing Co., Ltd., TPT Petrochemical Public Co., Ltd., and Tri Eagles Co., Ltd.

For the quarter and the nine-month period ended September 30, 2006, the Bank has set aside allowances for impairment of investments amounting to Baht 11.2 million and Baht 338.5 million, respectively.

For the quarter and the nine-month period ended September 30, 2005, the Bank has set aside allowances for impairment of investments amounting to Baht 1,253.5 million and Baht 2,090.5 million, respectively.

As at September 30, 2006 and December 31, 2005, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 16,622.3 million and Baht 20,513.6 million, respectively (See Note 5.3.3).

As at December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In January 2006, the subsidiary company has partially disposed of the investment and recognized gain on sale of investment amounting to Baht 824.0 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,344.5 million and recognized gain on sale of investment amounting to Baht 1,041.0 million.

5.2.2 As at September 30, 2006 and December 31, 2005, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	59.6	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	104.4	94.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	47.8	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	0.5	-
Total					72.9	212.3	
Less Allowance for impairment					-	-	
Investments in associated companies, net					72.9	212.3	

* Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	26.59%	-	52.5	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	180.4	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-	-
Total					72.9	232.9	
Less Allowance for impairment					-	-	
Investments in associated companies, net					72.9	232.9	

* Being associated companies of the Bank through indirect holdings of other associated companies, and the Bank did not apply the equity method for such investment.

Million Baht

Company	Type of Business	Securities Type	THE BANK'S FINANCIAL STATEMENTS SEPTEMBER 30, 2006 Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	689.5	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,508.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	1,905.5	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	55.85%	53.0	66.4	10.0
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	697.7	50.7
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	59.6	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	104.4	94.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	47.8	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	0.5	-
Total					5,979.5	7,079.6	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					5,979.5	7,079.6	

* Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
			THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005				
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	723.7	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,577.0	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	1,486.6	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	54.96%	53.0	64.9	6.2
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	675.0	11.2
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	26.59%	-	52.5	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	180.4	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-	-
Total					5,979.5	6,760.1	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					5,979.5	6,760.1	

As at September 30, 2006 and December 31, 2005, the Bank had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
Agriculture and mining	-	-	-	-
Manufacturing and commercial	3,445.2	3,826.0	3,445.2	3,826.0
Real estate and construction	457.0	472.2	457.0	472.2
Utilities and services	5,055.0	6,594.7	5,055.0	6,594.7
Others	2,445.5	2,633.5	2,445.5	2,633.5
Total	11,402.7	13,526.4	11,402.7	13,526.4

* Being associated companies of the Bank through indirect holdings of other associated companies, and the Bank did not apply the equity method for such investment.

As at September 30, 2006 and December 31, 2005, the Bank had investments in 31 companies and 28 companies, respectively, whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 389.9 million and Baht 189.3 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 389.2 million and Baht 188.6 million, respectively. These companies had net book value totaling Baht 0.7 million and Baht 0.7 million, respectively.

As at September 30, 2006 and December 31, 2005, the Bank had investments in 8 listed companies and 14 listed companies, respectively, that are under SET delisting criteria amounting to Baht 91.9 million and Baht 1,860.9 million, respectively, with the fair value of Baht 19.4 million and Baht 1,752.0 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 72.6 million and Baht 111.0 million, respectively.

In the fourth quarter of 2004, the Central Bankruptcy Court affirmed the rehabilitation plan of a debtor of the Bank. The plan calls for the repayment of debt to creditors by various methods including the issuance of new share capital by the debtor and the sale of its shares held by the creditors as a result of previous debt restructuring agreement, or repayment by a debt for equity conversion, whichever is applicable. Such transaction would have led to an impairment of the Bank's investment in the debtor company arising from the previous debt restructuring agreement. As a result, the Bank had written off its investment in such company amounting to Baht 3,224.0 million against the allowance for doubtful accounts previously recorded for such debtor.

In the fourth quarter of 2005, the aforementioned debtor had proceeded with the rehabilitation plan. In connection therewith, the Bank had surrendered the shares received from the previous debt restructuring agreement and received partial repayment of the company's debt. Furthermore, the Bank purchased shares in the said company amounting to Baht 1,636.1 million as allocated to the creditors according to the rehabilitation plan. The Bank is prohibited from selling, transferring, pledging or making any commitments regarding such shares for 24 months from December 13, 2005.

5.3 Loans and accrued interest receivable

As at September 30, 2006 and December 31, 2005, the Bank had impaired loans amounting to Baht 103,355.6 million and Baht 100,573.1 million, respectively.

5.3.1 As at September 30, 2006 and December 31, 2005, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2006			
	Loans and Accrued Interest Receivables	**Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT**	**% Required per the BOT**	**Provision Recorded by the Bank**
Normal	837,646.1	366,398.3	1	3,664.0
Special mentioned	19,023.6	7,534.4	2	150.7
Substandard	18,291.1	6,763.9	20	1,352.8
Doubtful	17,323.9	5,136.0	50	2,568.0
Doubtful of loss	68,010.4	30,550.1	100	32,536.5
Total	960,295.1	416,382.7		40,272.0
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				26,162.3
Total				66,434.3

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005			
	Loans and Accrued Interest Receivables	**Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT**	**% Required per the BOT**	**Provision Recorded by the Bank**
Normal	791,980.8	355,963.3	1	3,559.6
Special mentioned	19,790.0	4,978.0	2	99.6
Substandard	12,760.1	4,338.7	20	867.8
Doubtful	26,351.4	8,518.2	50	4,259.1
Doubtful of loss	61,674.0	28,625.1	100	30,885.1
Total	912,556.3	402,423.3		39,671.2
Add Allowance for doubtful accounts Which exceed minimum provision required by the BOT				31,741.0
Total				71,412.2*

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 20.8 million

Million Baht

	THE BANK'S FINANCIAL STATEMENTS SEPTEMBER 30, 2006			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	836,392.0	367,095.1	1	3,671.0
Special mentioned	19,023.6	7,534.4	2	150.7
Substandard	18,181.2	6,710.7	20	1,342.1
Doubtful	17,322.9	5,135.6	50	2,567.8
Doubtful of loss	67,868.4	30,492.2	100	32,478.7
Total	958,788.1	416,968.0		40,210.3
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				25,942.9
Total				66,153.2

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	793,715.5	359,862.7	1	3,598.6
Special mentioned	19,790.0	4,978.0	2	99.6
Substandard	12,730.3	4,308.9	20	861.8
Doubtful	26,348.1	8,514.9	50	4,257.4
Doubtful of loss	61,507.1	28,542.7	100	30,802.7
Total	914,091.0	406,207.2		39,620.1
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				31,496.4
Total				71,116.5*

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 20.8 million.

As at September 30, 2006 and December 31, 2005, amount of unearned discounts are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
Unearned discounts	454.1	313.5	416.5	283.3

5.3.2 As at September 30, 2006 and December 31, 2005, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	-	26.0	26.0
Listed companies identified for delisting	7	5,675.0	4,857.6	434.5	434.5
Total	8	5,701.0	4,857.6	460.5	460.5

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	2	27.5	0.0	27.2	27.2
Listed companies identified for delisting	17	11,400.7	8,427.5	304.6	304.6
Total	19	11,428.2	8,427.5	331.8	331.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	-	26.0	26.0
Listed companies identified for delisting	7	5,675.0	4,857.6	434.5	434.5
Total	8	5,701.0	4,857.6	460.5	460.5

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	2	27.5	0.0	27.2	27.2
Listed companies identified for delisting	17	11,400.7	8,427.5	304.6	304.6
Total	19	11,428.2	8,427.5	331.8	331.8

5.3.3 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC for the transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The value payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be allocated to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each.

The residual amount of the losses will be borne by TAMC. As at September 30, 2006 and December 31, 2005, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 1,565.7 million and Baht 1,279.6 million, respectively.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until September 30, 2006 in the amount of Baht 25,515.7 million, and for the nine-month period ended September 30, 2006, TAMC had revised the balance of assets transferred by the Bank prior to 2004 downwards in the net amount of Baht 8.8 million (See Note 5.2.1). Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2005 in the amount of Baht 25,550.1 million, and for the year ended December 31, 2005, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 126.2 million (See Note 5.2.1).

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until September 30, 2005 in the amount of Baht 25,423.9 million, and for the nine-month period ended September 30, 2005, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 28.3 million (See Note 5.2.1).

As at September 30, 2006 and December 31, 2005, the Bank has received non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 16,622.3 million and Baht 20,513.6 million, respectively. In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,760.9 million (See Note 5.2.1).

For the nine-month period ended September 30, 2006 and for the year ended December 31, 2005, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 1,096.0 million and Baht 2,696.0 million, respectively (See Note 5.2.1).

5.3.4 As at September 30, 2006 and December 31, 2005, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	837,646.1	-	-	-	837,646.1
Special mentioned	19,023.6	-	-	0.7	19,024.3
Substandard	18,291.1	-	-	-	18,291.1
Doubtful	17,323.9	-	-	0.0	17,323.9
Doubtful of loss	68,010.4	6,741.1	2,926.5	860.0	78,538.0
Loss	-	-	-	-	-
Total	960,295.1	6,741.1	2,926.5	860.7	970,823.4

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	791,980.8	-	-	-	791,980.8
Special mentioned	19,790.0	-	-	0.0	19,790.0
Substandard	12,760.1	-	-	1.1	12,761.2
Doubtful	26,351.4	-	-	0.0	26,351.4
Doubtful of loss	61,674.0	7,273.0	2,759.3	721.4	72,427.7
Loss	-	-	-	-	-
Total	912,556.3	7,273.0	2,759.3	722.5	923,311.1

Million Baht

THE BANK'S FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	836,392.0	-	-	-	836,392.0
Special mentioned	19,023.6	-	-	0.7	19,024.3
Substandard	18,181.2	-	-	-	18,181.2
Doubtful	17,322.9	-	-	0.0	17,322.9
Doubtful of loss	67,868.4	6,726.4	2,420.5	860.0	77,875.3
Loss	-	-	-	-	-
Total	958,788.1	6,726.4	2,420.5	860.7	968,795.7

Million Baht

THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005					
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	793,715.5	-	-	-	793,715.5
Special mentioned	19,790.0	-	-	0.0	19,790.0
Substandard	12,730.3	-	-	1.1	12,731.4
Doubtful	26,348.1	-	-	0.0	26,348.1
Doubtful of loss	61,507.1	7,250.3	2,251.7	721.4	71,730.5
Loss	-	-	-	-	-
Total	914,091.0	7,250.3	2,251.7	722.5	924,315.5

5.3.5 Troubled debt restructurings

Details of the restructured debts of the Bank for the quarters and the nine-month periods ended September 30, 2006 and 2005, classified into the restructuring methods are as follows :

Million Baht

THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2006

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	55	841.4	Land, building, condominium, machinery, share capital	849.9
Debt-equity conversion	2	200.4	Share capital	200.4
Debt restructuring in various forms	5,406	16,417.9		
Total	5,463	17,459.7		

The weighted average tenure of the above mentioned restructuring was 4.1 years; and the total debt outstanding after debt restructuring was Baht 17,355.4 million.

Million Baht

THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2005

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	121	922.7	Land, building	921.7
Debt-equity conversion	1	33.5	Share capital	33.5
Debt restructuring in various forms	6,278	14,862.3		
Total	6,400	15,818.5		

The weighted average tenure of the above mentioned restructuring was 3.7 years; and the total debt outstanding after debt restructuring was Baht 15,720.6 million.

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	145	3,697.1	Land, building, condominium, leasehold, machinery, share capital	3,692.8
Debt-equity conversion	2	200.4	Share capital	200.4
Debt restructuring in various forms	16,044	44,468.2		
Total	16,191	48,365.7		

The weighted average tenure of the above mentioned restructuring was 3.5 years; and the total debt outstanding after debt restructuring was Baht 48,102.4 million.

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	381	2,214.0	Land, building, condominium, share capital	2,236.0
Debt-equity conversion	1	33.5	Share capital	33.5
Debt restructuring in various forms	17,311	51,176.2		
Total	17,693	53,423.7		

The weighted average tenure of the above mentioned restructuring was 4.3 years; and the total debt outstanding after debt restructuring was Baht 53,279.3 million.

For the quarter and the nine-month period ended September 30, 2006, the Bank recognized interest income from restructured debts amounting to Baht 1,761.4 million and Baht 5,160.8 million, respectively.

For the quarter and the nine-month period ended September 30, 2005, the Bank recognized interest income from restructured debts amounting to Baht 1,890.3 million and Baht 5,916.1 million, respectively.

As at September 30, 2006 and December 31, 2005, the Bank had balance of loan to restructured debtors amounting to Baht 130,211.1 million and Baht 150,263.0 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the quarters and the nine-month periods ended September 30, 2006 and 2005 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

5.4 Borrowings

5.4.1 Classified by types of securities and sources of fund as at September 30, 2006 and December 31, 2005, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2006			December 31, 2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	26,919.9	26,919.9	-	29,451.3	29,451.3
Borrowings under repurchase agreement	1,200.0	-	1,200.0	-	-	-
Less Discount on borrowings	-	(7,169.6)	(7,169.6)	-	(7,663.2)	(7,663.2)
Total	1,200.0	19,750.3	20,950.3	-	21,788.1	21,788.1

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2006			December 31, 2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	26,919.9	26,919.9	-	29,451.3	29,451.3
Borrowings under repurchase agreement	1,200.0	-	1,200.0	-	-	-
Less Discount on borrowings	-	(7,169.6)	(7,169.6)	-	(7,663.2)	(7,663.2)
Total	1,200.0	19,750.3	20,950.3	-	21,788.1	21,788.1

5.4.2 Classified by types of securities, currency, maturity and interest rate as at September 30, 2006 and December 31, 2005, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				September 30, 2006	December 31, 2005
Short-term borrowings					
Unsecured subordinated notes	USD	2007	8.75%	10,022.2	-
Borrowings under repurchase agreement	THB	2006	4.50%	1,200.0	-
Less Discount on borrowings				(315.0)	-
Total short-term borrowings				10,907.2	-
Long-term borrowings					
Unsecured subordinated notes	USD	2007 - 2029	8.25% - 9.025%	16,897.7	29,451.3
Less Discount on borrowings				(6,854.6)	(7,663.2)
Total long-term borrowings				10,043.1	21,788.1
Total				20,950.3	21,788.1

Types	Currency	Maturity	Interest Rate	Amount	
				Million Baht	
	THE BANK'S FINANCIAL STATEMENTS				
				September 30, 2006	**December 31, 2005**
Short-term borrowings					
Unsecured subordinated notes	USD	2007	8.75%	10,022.2	-
Borrowings under repurchase agreement	THB	2006	4.50%	1,200.0	-
Less Discount on borrowings				(315.0)	-
Total short-term borrowings				10,907.2	-
Long-term borrowings					
Unsecured subordinated notes	USD	2007 - 2029	8.25% - 9.025%	16,897.7	29,451.3
Less Discount on borrowings				(6,854.6)	(7,663.2)
Total long-term borrowings				10,043.1	21,788.1
Total				20,950.3	21,788.1

5.5 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS), which consisted of two group of securities ;

- The First Group of securities consisted of class A preferred shares and subordinated perpetual bonds (Group 1 Subordinated Bonds) offering total value of Baht 34,500.0 million.

- The Second Group of securities consisted of subordinated bonds and subordinated convertible bonds (Group 2 Subordinated Bonds) offering total value of Baht 11,500.0 million. The bonds serially mature in 29 series.

On April 2, 2004, the Bank redeemed CAPS amounting to Baht 28,446.0 million and adjusted the terms and conditions for the remaining units of the CAPS amounting to Baht 17,554.0 million, comprising Preferred Shares and Group 1 Subordinated Debentures totaling Baht 13,165.5 million and Group 2 Subordinated Debentures totaling Baht 4,388.5 million. Important aspects of the adjustment may be summarized as follows :

- The return of CAPS was set to a minimum rate of the 3-month deposit rate of the Bank plus 1.75% p.a. and when the Bank pays dividends to the ordinary shareholders, additional return of 0.5025% p.a. shall be paid.

- The second group bonds (series 21-28) were cancelled. The terms and conditions were revised such that the Bond series 29 became a perpetual bond, to be consistent with that of Group 1 Securities and the interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a. to make the rate return of CAPS to the aforementioned level.

- The Bank was granted the right to redeem Group 1 Securities and Group 2 securities in whole or in part in multiple of 1/10 of the amount issued and sold or at a multiple of the mentioned amount.

On April 2, 2004, the Bank redeemed Group 1 Securities amounting to Baht 21,332,366,550, the remaining portion of Group 1 Securities, as a result, had the value of Baht 13,167,633,450. The Bank had paid for the redemption with regards to the part of the redeemed Preferred Shares Cum Subordinated Bonds to the bondholders. On July 7, 2004, the Bank had converted 213,345 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount.

On July 29, 2005, the Board of Directors of the Bank has passed the resolutions to the effect that the remaining amount of CAPS amounting to Baht 17,554.0 million be redeemed under the conditions that the Bank must have already obtained an approval of the BOT and/or any relevant authorities.

On August 25, 2005, the Bank was approved by BOT for the redemption of all remaining amount of CAPS. On September 29, 2005, the Bank redeemed all of the remaining amount of CAPS amounting to Baht 17,554.0 million.

On October 3, 2005, the Bank had converted 131,655 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount due to the redemption of CAPS (See Note 5.6).

5.6 Share capital

The 12th ordinary shareholders' meeting convened on April 12, 2005, approved important resolution regarding share capital as follows :

- The reconsideration of resolutions regarding the allocation of shares and the issuance of various types of the Bank's securities:

  Ordinary shareholders' meeting approved the reconsideration of resolutions of the 11th ordinary shareholders' meeting convened on April 9, 2004, regarding the allocation of shares and the issuance of various types of the Bank's securities and approved the allocation of shares and the issuance of various types of securities as proposed, to comply with the regulations prescribed by the Securities and Exchange Commission and to reflect the Bank's current situation, which may be summarized as follows :

  1) Allocation of 1,339,502,106 ordinary shares as follows : (revised)

     1.1) Allocation of 459,502,106 ordinary shares for offer and sale to general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

     1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

     1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders in proportion to their shareholdings.

2) Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS) (reduced the number of shares).

3) Allocation of 500,000,000 ordinary shares to be reserved for the exercise of conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank, as approved by the shareholders' meeting (unchanged).

4) Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank, as approved by the shareholders' meeting (unchanged).

5) The preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

- The amendment of the Bank's Memorandum of Association regarding the registered capital of the Bank

  The meeting approved the following amendment of Clause 4 of the Bank's Memorandum of Association to correspond with the number of ordinary shares and preferred shares that had been changed as a result of the conversion of 213,345 of Class A preferred shares into 213,345 ordinary shares owing to the redemption of 213,345 units of the Bank's Subordinated Debentures cum Preferred Shares which is a part of Capital Augmented Preferred Securities (CAPS) on April 2, 2004, which the amendment are as follows :

  The registered capital of the Bank is Baht 40,000.0 million, divided into 4,000,000,000 shares at a par value of 10 Baht each, comprising 3,998,213,345 ordinary shares, and 1,786,655 preferred shares.

On October 3, 2005, the Bank had converted 131,655 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount due to the redemption of CAPS. The Bank had registered the change in the number of its ordinary shares with the Ministry of Commerce from 1,908,711,239 shares to 1,908,842,894 shares on October 7, 2005 (See Note 5.5).

The 13th ordinary shareholders' meeting convened on April 12, 2006, approved the important resolutions regarding share capital as follows :

- The amendment of the Bank's Memorandum of Association regarding the registered capital of the Bank.

  The shareholders' meeting approved the amendment of Clause 4 of the Bank's Memorandum of Association to correspond with the number of ordinary shares and preferred shares that had been changed as a result of the conversion of 131,655 of Class A preferred shares into 131,655 ordinary shares owing to the redemption of 131,655 units of the Bank's Subordinated Debentures cum Preferred Shares which is a part of Capital Augmented Preferred Securities (CAPS) on September 29, 2005 so that the registered

capital of the Bank is Baht 40,000.0 million, divided into 4,000,000,000 shares at a par value of 10 Baht each, comprising 3,998,345,000 ordinary shares, and 1,655,000 preferred shares.

5.7 The appropriation of the profit and the dividends payment

On April 12, 2005, the meeting of the ordinary shareholders No. 12 have adopted the following resolutions :

- The dividend be paid for the operating result of the year 2004 at the rate of Baht 1.75 per ordinary share, totaling Baht 3,340.2 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on November 19, 2004, and the remaining amount be paid on May 12, 2005 at the rate of Baht 1.00 per share to the shareholders whose names appear on the date the share register book is closed for the purpose of ascertaining entitlement to dividend which is April 27, 2005 at 12.00 hrs.

  In respect of the 131,655 shares of the Class A preferred shares, the dividend is paid according to the terms and conditions specified in the prospectus of the Class A preferred shares, offered simultaneously with the Group 1 Subordinated Bonds, being a part of the Bank's Capital Augmented Preferred Securities (CAPS), which stipulates that in the year that the Bank makes a dividend payment to the shareholders of ordinary shares, it is required to make a dividend payment to the shareholders of the Class A preferred share at the rate equal to the amount of interest on the Group 1 Subordinated Bonds which are not paid on each due date, and that an additional dividend be paid at the rate of Baht 1.00 per share. The Bank has already made the interim dividend payment to the shareholders of preferred shares on November 19, 2004 in the amount of Baht 21.8 million with an additional amount of Baht 0.1 million or at the rate of Baht 1.00 per share, totaling Baht 21.9 million, being the full dividend payment according to the terms and conditions specified in the prospectus.

- The appropriation of the profit for the operating result of the year 2004 as a legal reserve in the total amount of Baht 6,000.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 1,000.0 million and for the period of July - December 2004 amounting to Baht 1,000.0 million (which have already been made as per the financial statements for the year ended December 31, 2004) and as additional legal reserve in the amount of Baht 4,000.0 million.

- The appropriation of the profit for the operating result of the year 2004 as other reserves in the total amount of Baht 8,500.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 5,000.0 million (which has already made as per the financial statements for the year ended December 31, 2004) and for the period of July - December 2004 amounting to Baht 3,500.0 million.

The net profit remaining after the appropriation of profit is Baht 429.5 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.7 million on May 12, 2005.

On August 23, 2005, the meeting of the Board of Directors of the Bank No. 7/2005 have adopted the following resolutions :

- The interim dividends on ordinary shares shall be paid from the profit of the operating result of January - June 2005 at the rate of Baht 0.75 per share on September 23, 2005.

- The appropriation of the profit for the operating result of January - June 2005 as a legal reserve in the total amount of Baht 4,000.0 million and other reserves in the total amount of Baht 6,500.0 million.

The net profit remaining after the appropriation of profit is Baht 536.0 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,431.5 million on September 23, 2005.

On April 12, 2006, the meeting of the ordinary shareholders No. 13 have adopted the following resolutions :

- Approval of the appropriation of the profit and the payment of dividend for the year 2005.

  The shareholders' meeting approved the appropriation of the profit and the payment of dividend for the year 2005 as follows :

  - the appropriation as legal reserves and as other reserves amounting to Baht 4,500.0 million and Baht 13,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2005 amounting to Baht 4,000.0 million and Baht 6,500.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2005) and the amount to be appropriated for the period of July - December 2005 amounting to Baht 500.0 million and Baht 6,500.0 million, respectively.

  - the payment of dividend at the rate of Baht 2.00 per ordinary share, totaling Baht 3,817.6 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on September 23, 2005, and the remaining amount to be paid on May 11, 2006 at the rate of Baht 1.25 per share.

The net profit remaining after the appropriation of profit is Baht 282.2 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 2,386.1 million on May 11, 2006.

On August 24, 2006, the meeting of the Board of Directors of the Bank No. 9/2006 have adopted the following resolutions :

- The interim dividends on ordinary shares shall be paid from the profit of the operating result of January - June 2006 at the rate of Baht 1.00 per share on September 22, 2006.

- The appropriation of the profit for the operating result of January - June 2006 as a legal reserve in the total amount of Baht 500.0 million and other reserves in the total amount of Baht 5,000.0 million.

The net profit remaining after the appropriation of profit is Baht 2,958.3 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 22, 2006.

5.8 Commitments

As at September 30, 2006 and December 31, 2005, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2006			December 31, 2005		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,017.8	1,078.6	3,096.4	2,720.1	1,204.4	3,924.5
Guarantees of loans	483.0	6,369.3	6,852.3	423.3	7,209.7	7,633.0
Underwriting commitments	1,000.0	-	1,000.0	-	-	-
Other guarantees	73,460.4	11,647.2	85,107.6	68,587.4	12,730.5	81,317.9
Liability under unmatured import bills	774.9	10,011.1	10,786.0	1,034.9	9,233.6	10,268.5
Letters of credit	669.1	29,341.9	30,011.0	1,060.7	28,749.3	29,810.0
Foreign exchange agreements						
Bought	15,642.9	176,073.0	191,715.9	10,173.2	155,778.2	165,951.4
Sold	14,352.5	305,062.9	319,415.4	9,342.5	229,084.7	238,427.2
Interest rate agreements						
Bought	-	-	-	-	197.4	197.4
Sold	-	563.1	563.1	-	197.4	197.4
Amount of unused bank overdraft	124,434.9	3,016.2	127,451.1	121,006.1	2,702.0	123,708.1
Others	430.0	1,838.9	2,268.9	40.0	19,072.2	19,112.2
Total	233,265.5	545,002.2	778,267.7	214,388.2	466,159.4	680,547.6

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2006			December 31, 2005		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,017.8	1,078.6	3,096.4	2,720.1	1,204.4	3,924.5
Guarantees of loans	483.0	6,319.9	6,802.9	423.3	7,139.7	7,563.0
Underwriting commitments	1,000.0	-	1,000.0	-	-	-
Other guarantees	73,420.3	11,079.8	84,500.1	68,580.9	12,133.7	80,714.6
Liability under unmatured import bills	774.9	9,820.6	10,595.5	1,034.9	9,033.5	10,068.4
Letters of credit	649.1	28,731.3	29,380.4	1,040.7	28,303.0	29,343.7
Foreign exchange agreements						
Bought	15,642.9	175,380.1	191,023.0	10,173.2	155,471.8	165,645.0
Sold	14,352.5	304,341.4	318,693.9	9,342.5	228,708.5	238,051.0
Interest rate agreements						
Bought	-	-	-	-	197.4	197.4
Sold	-	563.1	563.1	-	197.4	197.4
Amount of unused bank overdraft	124,434.9	2,126.6	126,561.5	121,006.1	1,780.7	122,786.8
Others	430.0	1,838.9	2,268.9	40.0	19,072.2	19,112.2
Total	233,205.4	541,280.3	774,485.7	214,361.7	463,242.3	677,604.0

5.9 Litigation

As at September 30, 2006 and December 31, 2005, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

5.10 Related party transactions

As at September 30, 2006 and December 31, 2005, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher including close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at September 30, 2006 and December 31, 2005, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	SEPTEMBER 30, 2006		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	21,717.5	21,717.5	October 30, 1999 - December 30, 2020
Average month end balance	22,234.1	22,234.1	
Commitments			
Ending balance	2,443.2	2,443.2	March 21, 2006 - October 2, 2020
Average month end balance	1,793.1	1,793.1	
Other related parties			
Loans			
Ending balance	15,802.5	23,295.5	May 22, 2006 - February 28, 2025
Average month end balance	18,305.6	25,938.5	
Commitments			
Ending balance	4,482.2	4,485.4	September 30, 2006 - January 27, 2011
Average month end balance	2,586.3	2,588.8	

Million Baht

	DECEMBER 31, 2005		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	22,228.6	22,228.6	February 28, 2005 - December 30, 2020
Average month end balance	42,614.3	42,614.3	
Commitments			
Ending balance	1,640.1	1,640.1	February 28, 2005 - May 12, 2018
Average month end balance	3,028.6	3,028.6	
Other related parties			
Loans			
Ending balance	27,527.0	36,789.9	October 30, 1999 - November 27, 2023
Average month end balance	23,924.0	33,062.0	
Commitments			
Ending balance	1,167.2	1,168.7	January 15, 2006 - September 12, 2010
Average month end balance	1,317.3	1,319.2	

For the nine-month period ended September 30, 2006, the Bank charged interests between 0.75% to 15.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 0.75% to 14.0%, on money market loans were between 5.255% to 6.5%, on default loans at 15.0% and on other loans between 2.0% to 12.5%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2005, the Bank charged interests between 1.0% to 15.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 14.0%, on money market loans were between 4.205% to 5.5%, on default loans at 15.0% and on other loans between 2.05% to 10.75%. Determination of interest rates was dependent on the type of loans and collateral.

As at September 30, 2006 and December 31, 2005, the Bank had allowance for doubtful accounts of loans to related parties amounting to 3,300.8 million and Baht 3,439.4 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at September 30, 2006 and December 31, 2005 are shown in Note 5.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiary and associated companies, consisted of the following as at September 30, 2006 and December 31, 2005 :

LOANS

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	7,493.0	9,263.0
Associated companies				
BSL Leasing Co., Ltd.	1,777.0	1,955.0	1,777.0	1,955.0
Thai Filament Finishing Co., Ltd.	156.9	160.7	156.9	160.7
Thai Polymer Textile Co., Ltd.	1,549.7	1,561.6	1,549.7	1,561.6
Thai Taffeta Textile Co., Ltd.	102.4	101.1	102.4	101.1

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
Subsidiaries				
Bangkok Bank Berhad	-	-	1.7	-
Bualuang Securities Public Co., Ltd.	-	-	1.5	1.5
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
BSL Leasing Co., Ltd.	51.9	7.7	51.9	7.7
Thai Filament Finishing Co., Ltd.	19.5	9.8	19.6	9.8
Thai Polymer Textile Co., Ltd.	11.5	10.1	11.5	10.1
Thai Taffeta Textile Co., Ltd.	32.1	6.4	32.1	6.4

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following as at September 30, 2006 and December 31, 2005 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
Asia Cement Public Co., Ltd.	0.0	0.5	0.0	0.5
Bangkok Central Leasing Co., Ltd.	203.0	783.6	203.0	783.6
Thana Thep Printing Co., Ltd.	2.9	4.2	2.9	4.2
Toyota Leasing (Thailand) Co., Ltd.	2,229.0	10,119.0	2,229.0	10,119.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
Asia Lamp Industry Co., Ltd.	3.1	1.0	3.1	1.0
Asia Cement Public Co., Ltd.	435.3	404.8	435.3	404.8
ACL Bank Public Co., Ltd.	0.7	0.6	0.7	0.6
Bangkok Central Leasing Co., Ltd.	140.2	166.5	140.2	166.5
Thana Thep Printing Co., Ltd.	1.8	1.1	1.8	1.1
Toyota Leasing (Thailand) Co., Ltd.	-	0.4	-	0.4

As at September 30, 2006 and December 31, 2005, the Bank had deposits from related parties as follows :

	Million Baht	
	September 30, 2006	**December 31, 2005**
Subsidiaries		
BBL (Cayman) Limited	0.0	0.0
Bangkok Bank Berhad	21.6	33.3
Sinnsuptawee Asset Management Co., Ltd.	381.4	223.3
BBL Asset Management Co., Ltd.	24.9	10.2
Bualuang Securities Public Co., Ltd.	40.1	18.5
Associated companies		
BSL Leasing Co., Ltd.	27.1	6.9
Processing Center Co., Ltd.	57.7	89.2
WTA (Thailand) Co., Ltd.	0.0	0.0
Related restructured debtors	2,636.1	2,354.8
Other related parties	4,799.3	4,057.1

As at September 30, 2006 and December 31, 2005, the Bank had assets, liabilities and commitments with related parties, changing are summarized as follows :

	September 30, 2006	December 31, 2005	Million Baht Change Increase (Decrease)
PLACEMENT			
Subsidiaries	263.9	54.1	209.8
LOANS			
Subsidiaries	7,493.0	9,263.0	(1,770.0)
Associated companies	3,586.0	3,778.4	(192.4)
Related restructured debtors*	19,908.5	20,405.1	(496.6)
Other related parties*	14,025.5	25,572.0	(11,546.5)
Total	45,013.0	59,018.5	(14,005.5)
OTHER ASSETS			
Subsidiary	26.2	-	26.2
DEPOSITS			
Subsidiaries	468.0	285.3	182.7
Associated companies	84.8	96.1	(11.3)
Related restructured debtors*	2,636.1	2,354.8	281.3
Other related parties*	4,799.3	4,057.1	742.2
Total	7,988.2	6,793.3	1,194.9
BORROWINGS			
Subsidiaries	57.6	49.3	8.3
OTHER LIABILITIES			
Subsidiaries (Note 5.2)	1,978.5	3,323.0	(1,344.5)
COMMITMENTS			
Subsidiaries	3.2	1.5	1.7
Associated companies	115.1	34.0	81.1
Related restructured debtors*	2,380.1	1,613.8	766.3
Other related parties*	4,430.2	1,159.5	3,270.7
Total	6,928.6	2,808.8	4,119.8

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

* Excluding subsidiaries and associated companies.

As at September 30, 2006 and December 31, 2005, material accrued income and expenses between the Bank and related parties are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
Subsidiaries				
Accrued interest receivable	-	-	34.5	21.3
Fees receivable	-	-	21.9	14.6
Accrued interest payable	-	-	1.9	0.1
Associated companies				
Accrued interest receivable	11.7	8.6	11.7	8.6
Accrued interest payable	0.8	0.0	0.8	0.0
Other related parties				
Accrued interest receivable	71.3	94.1	71.3	94.1
Accrued interest payable	57.7	3.4	57.7	3.4

For the quarters and the nine-month periods ended September 30, 2006 and 2005, material income and expenses between the Bank and related parties are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	FOR THE QUARTERS ENDED		FOR THE QUARTERS ENDED	
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Subsidiaries				
Interest and discount received	-	-	102.3	68.7
Fees and service income	-	-	53.7	19.6
Dividend income	-	-	6.0	3.0
Other income	-	-	0.2	0.1
Interest paid	-	-	8.8	1.6
Other expenses	-	-	0.1	1.9
Associated companies				
Interest and discount received	26.8	25.5	26.8	25.5
Fees and service income	0.3	0.0	0.3	0.0
Dividend income	90.0	-	90.0	-
Other income	0.0	0.0	0.0	0.0
Interest paid	0.8	0.0	0.8	0.0
Other expenses	24.1	20.0	24.1	20.0
Other related parties				
Interest and discount received	426.0	709.7	426.0	709.7
Fees and service income	12.2	7.0	12.2	7.0
Interest paid	61.0	2.0	61.0	2.0
Other expenses	107.9	116.6	107.9	116.6

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
				Million Baht
	FOR THE NINE-MONTH PERIODS ENDED		FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Subsidiaries				
Interest and discount received	-	-	285.3	80.6
Fees and service income	-	-	98.4	51.3
Dividend income	-	-	60.7	17.4
Other income	-	-	0.4	1.0
Interest paid	-	-	21.3	2.5
Other expenses	-	-	0.0	7.5
Associated companies				
Interest and discount received	81.9	30.2	81.9	30.2
Fees and service income	0.7	0.1	0.7	0.1
Dividend income	94.2	5.8	94.2	5.8
Other income	0.0	0.0	0.0	0.0
Interest paid	1.0	0.2	1.0	0.2
Other expenses	68.5	57.0	68.5	57.0
Other related parties				
Interest and discount received	1,391.6	1,980.9	1,391.6	1,980.9
Fees and service income	20.5	38.5	20.5	38.5
Interest paid	75.8	11.7	75.8	11.7
Other expenses	288.9	410.3	288.9	410.3

For the nine-month period ended September 30, 2006 and for the year ended December 31, 2005, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 130.8 million for Baht 130.8 million and Baht 250.0 million for Baht 250.0 million, respectively which were its fair value. For the quarter ended September 30, 2006, the Bank had no above transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005
"UNAUDITED - REVIEWED"

		Million Baht
	2006	**2005**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	418.9	(13.0)
Items to reconcile net income (loss) to cash received (paid)		
from operating activities		
Depreciation	0.4	0.4
Net income from disposal of securities for investment	(800.8)	-
Loss on impairment of properties foreclosed	143.1	9.1
Loss from operations before changes in operating assets and liabilities	(238.4)	(3.5)
Operating assets (increase) decrease		
Deposit at financial institution with a maturity over 3 months	(10.0)	(120.0)
Receivables from disposal and rental of properties	(0.3)	0.2
Properties foreclosed	(35.4)	(192.9)
Accrued interest receivable	(0.0)	(1.1)
Prepaid expenses	(0.1)	0.1
Advance payment for properties foreclosed	(1.4)	-
Advance payment for income tax	(100.4)	-
Deposits	0.0	0.1
Advance payment	(0.5)	(0.0)
Income tax recoverable	4.8	(15.0)
Operating liabilities increase (decrease)		
Accrued expenses	0.8	(5.2)
Deposit and rental deposit for properties foreclosed	63.1	0.3
Deferred rental income for properties foreclosed	30.5	-
Deposit for properties foreclosed rental	6.9	(6.4)
Other liabilities	(0.0)	(0.1)
Net cash used in operating activities	(280.4)	(343.5)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of available-for-sale securities	2,145.3	-
Purchase of equipment	(0.1)	(0.0)
Net cash provided by (used in) investing activities	2,145.2	(0.0)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan from the parent company	130.0	250.0
Cash paid for loan from the parent company	(1,900.0)	(100.0)
Net cash provided by (used in) financing activities	(1,770.0)	150.0
Net increase (decrease) in cash and cash equivalent items	94.8	(193.5)
Cash and cash equivalent items as at January 1,	243.1	362.5
Cash and cash equivalent items as at September 30,	337.9	169.0

5.11 The results of operation by domestic and foreign operations

The results of operations for the quarters and the nine-month periods ended September 30, 2006 and 2005 are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2006

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	18,060.3	4,707.5	(2,536.4)	20,231.4
Interest expenses	(8,137.4)	(3,777.3)	2,536.4	(9,378.3)
Net interest income	9,922.9	930.2	-	10,853.1
Non-interest income	5,515.4	439.8	(47.7)	5,907.5
Non-interest expenses	(10,890.7)	(1,083.5)	-	(11,974.2)
Income before income tax	4,547.6	286.5	(47.7)	4,786.4

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2005

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,652.7	2,891.8	(1,396.9)	14,147.6
Interest expenses	(3,230.1)	(2,161.2)	1,396.9	(3,994.4)
Net interest income	9,422.6	730.6	-	10,153.2
Non-interest income	3,288.3	624.1	(38.5)	3,873.9
Non-interest expenses	(7,952.6)	(937.6)	-	(8,890.2)
Income before income tax	4,758.3	417.1	(38.5)	5,136.9

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	50,081.0	12,381.6	(6,529.2)	55,933.4
Interest expenses	(20,021.5)	(9,746.8)	6,529.2	(23,239.1)
Net interest income	30,059.5	2,634.8	-	32,694.3
Non-interest income	17,234.4	1,372.9	(180.4)	18,426.9
Non-interest expenses	(29,534.2)	(3,012.9)	0.1	(32,547.0)
Income before income tax	17,759.7	994.8	(180.3)	18,574.2

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	36,486.7	8,102.5	(4,056.9)	40,532.3
Interest expenses	(9,491.2)	(6,072.5)	4,056.9	(11,506.8)
Net interest income	26,995.5	2,030.0	-	29,025.5
Non-interest income	12,314.1	1,636.6	(137.4)	13,813.3
Non-interest expenses	(23,319.0)	(2,739.9)	0.1	(26,058.8)
Income before income tax	15,990.6	926.7	(137.3)	16,780.0

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2006

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	18,105.2	4,563.1	(2,532.2)	20,136.1
Interest expenses	(8,141.7)	(3,724.6)	2,532.2	(9,334.1)
Net interest income	9,963.5	838.5	-	10,802.0
Non-interest income	5,292.5	412.0	-	5,704.5
Non-interest expenses	(10,715.5)	(1,011.7)	-	(11,727.2)
Income before income tax	4,540.5	238.8	-	4,779.3

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2005

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,707.1	2,761.7	(1,395.6)	14,073.2
Interest expenses	(3,230.2)	(2,112.4)	1,395.6	(3,947.0)
Net interest income	9,476.9	649.3	-	10,126.2
Non-interest income	2,990.2	599.5	-	3,589.7
Non-interest expenses	(7,744.8)	(870.2)	-	(8,615.0)
Income before income tax	4,722.3	378.6	-	5,100.9

	Domestic Operations	Foreign Operations	Elimination	Total
	Million Baht			
	THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006			
Interest and dividend income	50,201.1	11,957.4	(6,521.7)	55,636.8
Interest expenses	(20,035.7)	(9,590.0)	6,521.7	(23,104.0)
Net interest income	30,165.4	2,367.4	-	32,532.8
Non-interest income	16,241.4	1,296.2	(0.1)	17,537.5
Non-interest expenses	(28,853.0)	(2,849.1)	0.1	(31,702.0)
Income before income tax	17,553.8	814.5	-	18,368.3

	Domestic Operations	Foreign Operations	Elimination	Total
	Million Baht			
	THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005			
Interest and dividend income	36,550.1	7,731.9	(4,052.9)	40,229.1
Interest expenses	(9,469.6)	(5,936.7)	4,052.9	(11,353.4)
Net interest income	27,080.5	1,795.2	-	28,875.7
Non-interest income	11,477.4	1,577.4	-	13,054.8
Non-interest expenses	(22,669.7)	(2,583.1)	-	(25,252.8)
Income before income tax	15,888.2	789.5	-	16,677.7

The basis for the determination of income and expenses charge between the branches and head office, and between the branches, is established by head office, and approximates the funding cost.

5.12 Capital fund

Capital fund as at September 30, 2006 and December 31, 2005 are as follows :

	Million Baht	
	September 30, 2006	December 31, 2005
Tier 1 capital		
Issued and paid-up share capital and premium on share capital	75,434.6	75,434.6
Legal reserve	11,000.0	10,000.0
Other reserve	26,500.0	15,000.0
Retained earnings after appropriation	2,958.3	536.0
Others	(1,316.2)	(1,555.1)
	114,576.7	99,415.5
Tier 2 capital		
Unrealized increment per land appraisal	6,937.4	6,937.4
Unrealized increment per premises and condominiums appraisal	3,622.3	3,983.0
Provision for normal assets	3,758.4	3,660.1
Unrealized gain (net) on equity security revaluation-available-for-sale	3,251.4	4,697.5
Long-term subordinated debt instruments		
Unsecured subordinated notes	10,882.7	13,134.6
	28,452.2	32,412.6
Total	143,028.9	131,828.1

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at September 30, 2006 and December 31, 2005, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	September 30, 2006	December 31, 2005
Total capital	14.6	14.0
Tier 1 capital	11.7	10.6
Tier 2 capital	2.9	3.4

5.13 Approval of the financial statements

These financial statements are approved by the Audit Committee, and by the Board of Executive Directors on November 9, 2006.